[McLane, Graf, Raulerson & Middleton, PA Letterhead]
December 8, 2010
Mr. Evan S. Jacobson, Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549-3628

Re:	Rock of Ages Corporation Amendment No. 2 to Schedule 13E-3 Filed on December 8, 2010 File No. 005-51813

Revised Preliminary Proxy Statement on Schedule 14A Filed on December 8, 2010 File No. 000-29464
Dear Mr. Jacobson:
     On behalf of our client, Rock of Ages Corporation (the “Company,” or “Rock of Ages”), we have set forth below the responses of Rock of Ages and, as applicable, the responses of Swenson Granite Company LLC (“Parent”), Granite Acquisition, LLC (“Merger Sub”) and the members of the “Swenson Granite Group” (as defined below), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of December 7, 2010 to James L. Fox, Chairman of the special committee of Rock of Ages’ board of directors (the “Comment Letter”). The members of the Swenson Granite Group include the following: the Kurt M. Swenson Revocable Trust of 2000, the Kevin C. Swenson Revocable Trust of 1994, Robert L. Pope, Nancy F. Pope, Richard C. and Christina W. Kimball (individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001), Charles M. Waite, Karen Swenson, the Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory.
     Rock of Ages is, concurrently with the submission of this letter, filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”), and Rock of Ages, Parent, Merger Sub and the members of the Swenson Granite Group are, concurrently with the submission of this letter, filing via EDGAR Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”). The Revised Proxy and Amendment No. 2 reflect responses to the Staff’s comments.
     The Revised Proxy now reflects the revision or deletion of the language referenced in comments 2 through 4 of the Comment Letter, and the exhibits referenced in comment 1 of the

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 8, 2010

Comment Letter have been refiled in unredacted form as part of Amendment No. 2. These changes were effected in order to cooperate with the Staff and address the Staff’s views in a constructive manner and not because the Company or any other filing party believes that the original filings or amendment filed prior to the date of this letter were deficient or inaccurate in any respect. Accordingly, the revisions to and amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
     The information provided in response to the Staff’s comments has been supplied by the Company and, as applicable, Parent, Merger Sub and the members of the Swenson Granite Group, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company, Parent, Merger Sub and the members of the Swenson Granite Group also acknowledge that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company Parent, Merger Sub and the members of the Swenson Granite Group may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     For ease of reference, we reproduce below the Staff’s comments in bold, and include under each comment the response of the Company and, as applicable, of Parent, Merger Sub and the members of the Swenson Granite Group.
Schedule 13E-3
1.	As noted in your response to prior comment 8, you have redacted information from certain exhibits filed with the amended Schedule 13E-3. Please file a confidential treatment request for the redacted information. For guidance, refer to Division of Corporation Finance Staff Legal Bulletin No. 1A, available on our website. In the alternative, file the exhibits without redaction. If you choose to file a confidential treatment request, please allow additional time for Staff review.
Exhibits (c)(3), (c)(4) and (c)(6), originally filed on December 1, 2010 with Amendment No. 1 to the Schedule 13E-3, have been filed as part of Amendment No. 2, without redaction, in response to the Staff’s comment.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 8, 2010

Schedule 14A
Opinion of the Financial Advisor to the Special Committee, page 44
2.	We reissue prior comment 20 with respect to the language in the second sentence of the third paragraph stating that “the opinion and the financial analyses underlying the opinion are not susceptible to being summarized.”

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” of the Revised Proxy has been revised in response to the Staff’s comment.
Other Factors and Comparative Analysis, page 52
3.	We reissue prior comment 29; the revised language still suggests that there are other factors Covington considered that you have not discussed.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Trading Price Premium Analysis” of the Revised Proxy has been revised in response to the Staff’s comment.
Conclusion, page 52
4.	We reissue prior comment 31 with respect to the last sentence of the first paragraph on page 53.

The disclosure under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Conclusion” of the Revised Proxy has been revised in response to the Staff’s comment.

Mr. Evan S. Jacobson, Attorney-Advisor
Securities and Exchange Commission
December 8, 2010

     The Company intends to release to its shareholders definitive copies of the proxy statement in connection with the proposed merger as soon as possible following clearance by the Staff; the Company is currently targeting December 15, 2010 for such release. Given the time required for finalizing and printing, the Company will greatly appreciate the Staff’s cooperation in this regard.

Very truly yours, /s/ Michael B. Tule Michael B. Tule

cc:	Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission

Laura Plude Chief Financial Officer Rock of Ages Corporation

James L. Fox Chairman of the Special Committee Rock of Ages Corporation

Kent A. Coit Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Drooff Sheehan Phinney Bass & Green, P.A.